1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000
April 9, 2010
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason Variable Lifestyle Allocation 50%, Legg Mason Variable Lifestyle Allocation 70% and Legg Mason Variable Lifestyle Allocation 85% (each, a “Fund” and collectively, the “Funds”), each a series of Legg Mason Partners Variable Equity Trust (the “Trust”)
Post-Effective Amendment No. 27
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Mr. Kosoff:
The Trust filed the above-referenced Post-Effective Amendment (the “Amendment”) on January 29, 2010, with an effective date of April 9, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on March 15, 2010 with the undersigned. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.
New York       Washington       Paris       London       Milan       Rome       Frankfurt      Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Prospectuses: General Comments
Comment No. 1: Please consider altering the disclosure to state that the “Other expenses” are capped at 0.20%.
Response: The disclosure has been revised as requested.
Comment No. 2: Please provide complete fee tables, including footnotes, to the SEC Staff, via Edgar correspondence filing, as soon as these figures are available.
Response: Each Fund has provided completed fee tables, including footnotes, via correspondence filings filed on April 7, 2010.
Comment No. 3: Certain risks: Please rename this section “Principal risks” to more clearly identify the nature of the risks described in this section.
Response: The Trust has considered this suggestion, but continues to prefer the header “Certain risks” for this section. While the Trust believes that this section does summarize the principal risks described in response to the requirements of Item 9, the Trust feels that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in a Fund or a Fund’s ability to achieve its objective.
Comment No. 4: Principal investment strategies: Please clarify supplementally whether the listed risks are those of the underlying funds that, in the aggregate, are expected to be principal risks of the top tier funds. If not, please revise the Prospectus to summarize those expected risks.
Response: The Trust confirms supplementally that the listed risks are those of the underlying funds and are expected, in the aggregate, to be the principal risks of the Funds. The listed risks also include the principal risks of investing in a fund of funds.
Comment No. 5: The Principal investment strategies disclosure describes investments in mortgage backed securities. Please describe the risks associated with such investments in the principal risks disclosure.
Response: The Trust respectfully submits that the general risks of investing in fixed income securities, which include mortgage backed securities, are included in “Market and interest rate risk,” “Credit risk,” “Extension risk” and “Prepayment and call risk.”
Comment No. 6: Performance table: The Prospectus notes the use of a composite benchmark. Please clarify supplementally the basis of the Funds’ belief that the use of this benchmark is not misleading and address in your response the extent to which the adviser or an affiliate created the benchmark.
Response: The Trust respectfully submits that the composite benchmark, which was created by the manager, is not misleading because it represents the approximate percentages of a Fund’s investments in its portfolio’s major asset classes. The Trust also notes that the composite benchmark is one of three benchmarks, providing investors with multiple comparisons for performance.

Comment No. 7: Share price: Please revise the disclosure to make it clear whether the Funds value the securities using fair value or whether the Funds use the underlying funds’ net asset value calculation. If the latter, please also include a reference to the underlying funds’ prospectuses.
Response: The disclosure has been revised as requested.
Statements of Additional Information: General Comments
Comment No. 8: Please make sure the table of contents of the SAI is properly linked to the sections of the SAI.
Response: The table of contents has been properly linked.
Comment No. 9: Portfolio manager compensation: Please state the length of the period over which performance is measured as per 20(b) of Form N-1A.
Response: The disclosure has been revised as requested.
Comment No. 10: Please revise the SAI to reflect the proxy disclosure enhancement updates to Form N-1A.
Response: The disclosure has been revised as requested.
If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1288.
Very truly yours,

/s/ Y. Rachel Kuo Y. Rachel Kuo
Enclosures

cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara Allen, Esq., Legg Mason & Co., LLC
George P. Hoyt, Esq., Legg Mason & Co., LLC
Burton M. Leibert, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq. Willkie Farr & Gallagher LLP

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